245 Summer Street Boston, MA 02210	Fidelity® Investments

December 13, 2024

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Income Fund (the trust): File Nos. 002-92661 and 811-04085

Fidelity Simplicity RMD Income Fund, Fidelity Simplicity RMD 2010 Fund, Fidelity Simplicity RMD 2015 Fund, Fidelity Simplicity RMD 2020 Fund, Fidelity Simplicity RMD 2025 Fund, and Fidelity Simplicity RMD 2030 Fund (the funds)

CIK: 0000751199

Request for Withdrawal of 485BPOS Filing

Ladies and Gentlemen:

Fidelity Income Fund (File Nos. 002-92661 and 811-04085) hereby requests the withdrawal, solely with respect to the trust and the funds, of the 485BPOS filing submitted via EDGAR on November 14, 2024, as the filing was inadvertently filed under the trust’s CIK and the series for the funds. The filing was accepted by the Securities and Exchange Commission on November 14, 2024 (Accession No. 0001133228-24-010261).

Very truly yours,

/s/ Nicole Macarchuk
Nicole Macarchuk
Secretary of the Trust